

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

Via E-mail
Scott Lang
Chairman of the Board, President and Chief Executive Officer
Silver Spring Networks, Inc.
555 Broadway Street
Redwood City, CA 94063

> **Re:** **Silver Spring Networks, Inc.**
> **Amendment Nos. 11 and 12 to Registration Statement on Form S-1**
> **Filed February 12, 2013 and February 19, 2013**
> **File No. 333-175393**

Dear Mr. Lang:

We have reviewed the amendments to your registration statement referred to above and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Amendment No. 11 to Form S-1

The Offering—Use of proceeds, page 9; and Use of Proceeds, page 47

1.   Please clarify, if true, that you will use the $12 million of proceeds from your concurrent private offering to Foundation Capital to make the $12 million in payments to entities affiliated with Foundation Capital as consideration for the termination of warrants to purchase shares of your convertible preferred stock held by those entities.

Risk Factors, page 18

2.   We note from your disclosure on page 31 that you are in the process of transitioning all of your manufacturing to Plexus Corp. Please provide us with your analysis as to why you should not file your agreement with Plexus as an exhibit to your registration statement in accordance with Regulation S-K Item 601(b)(10).

Management's Discussion and Analysis

Product Revenue, page 68

3.   We note you attribute part of the reason for the decrease in product revenue for 2012 to lower "acceptance volumes." Please describe any known trends that caused acceptances to be lower in 2012 and provide analysis as to how those trends caused produce revenue to be lower. Refer to Regulation S-K Item 303(a)(3)(ii).

Billings, page 68

4.   We note your disclosure that $45.4 million of the increase in billings was "driven by changes in mix of product shipments."   Please describe any known trends that caused your product mix to be different in 2012 and provide analysis as to how those trends drove the $45.4 million increase in billings.

Certain Relationship and Related Party Transactions

Warrant Termination and Concurrent Private Placement, 152

5.   Please disclose the business purpose for entering into these transactions.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah, staff accountant, at (202) 551-3663 or Lynn Dicker, reviewing accountant, at (202) 551-3616 if you have questions regarding the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert A. Freedman, Esq.
Michael A. Brown, Esq.
Fenwick & West LLP